Colorado Goldfields, Inc.

16 February 2009
Mr. John W. Madison, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Colorado Goldfields Inc., CIK: 0001344394
Registration Statement on Form S-1
File No. 333-154315, SEC Accession No.: 0001035704-08-000342
Dear Mr. Madison:
Please be advised that Colorado Goldfields Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).
The Company is seeking to withdraw the Registration Statement due to the reclassification of our Common Stock to Class A Common Stock effective February 20, 2009, and the passage of time since it was originally filed, and the time, expense, and the effort that would be required to amend and file a revised Registration Statement at this point in time would not be in the Company’s best interest.
The Registration Statement was originally filed on October 15, 2008. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-154315).
I would appreciate a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Fax: 303-484-2935.
Thank you. If you have any questions or if I may be of further assistance, do not hesitate to call me directly.
Sincerely,

/s/ C. Stephen Guyer	/s/ Lee R. Rice

Colorado Goldfields, Inc,	Colorado Goldfields, Inc,
C. Stephen Guyer, Chief Financial Officer	Lee R. Rice, Chief Executive Officer